EXHIBIT B


                       RESOLUTIONS OF THE BOARD REGARDING
                   APPROVAL OF RENEWAL OF JOINT FIDELITY BOND

RESOLVED: That the  Managers,  including  a majority  of  Independent  Managers, hereby ratify the renewal of the fidelity bond (the "Fidelity Bond") issued by Federal Insurance Company and maintained jointly by the Directional Funds and Excelsior Directional Hedge Fund of Funds, Ltd.; Excelsior Venture Partners III, LLC; Excelsior Venture Investors III, LLC; Excelsior Absolute Return Fund of Funds, LLC; Excelsior Absolute Return Fund of Funds Master Fund, LLC; Excelsior Absolute Return Fund of Funds, Ltd.; Excelsior Buyout Investors, LLC; Excelsior Buyout Partners, LLC; UST Global Private Markets Fund, LLC; Columbia Management Multi-Strategy Hedge Fund, LLC; and BACAP Alternative Multi-Strategy Fund, LLC (collectively the "Other Insureds") in the amount of $6,000,000 and determine, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond, which provides joint fidelity coverage to the Directional Funds and the Other Insureds, is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Directional Funds and the Other Insureds, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the portfolios of the Directional Funds and the Other Insureds.

RESOLVED: That  the   Managers,   including  a  majority   of  the   Independent
          Directors/Managers, hereby: (i) authorize the Directional Funds to share in the payment of the annual premium of $29,000 applicable to the Fidelity Bond in amounts equal to $4,577 and $222 for TI and TE, respectively, determined based upon the relative total assets of the Directional Funds and the Other Insureds; and (ii) determine that the portion of the premium to be paid by the Directional Funds is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of other parties named as insureds, the nature of their business activities, the amount of coverage under the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Directional Funds is less than the premium the Directional Funds would have had to pay if it had provided and maintained a single insured bond.

RESOLVED: That in the event the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the proper officers of the Directional Funds be, and hereby is, authorized on behalf of the Directional Funds to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate the additional premium payable on the Fidelity Bond among the Directional Funds and the Other Insureds based

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          on the relative  total assets of the  Directional  Funds and the Other
          Insureds determined as of the end of the month preceding the effective date of the change in coverage.

RESOLVED: That the Joint Insured Fidelity Bond Agreement, currently in existence among the Directional Funds and the Other Insureds shall continue to define certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by two or more of the named insureds.

RESOLVED: That Steven L. Suss, be, and hereby is, designated to make all filings with the SEC and to give all notices on behalf of the Directional Funds required by paragraph (g) of Rule 17g-1 under the 1940 Act.